

February 21, 2024

Gregory A. Sigrist
Executive Vice President and Chief Financial Officer
Pathward Financial, Inc.
5501 South Broadband Lane
Sioux Falls, SD 57108

   Re: Pathward Financial, Inc.
     Form 10-K for Fiscal Year Ended September 30, 2023
     File No. 000-22140

Dear Gregory A. Sigrist:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Finance